

Mail Stop 4561

November 24, 2015

Timothy R. Oakes
Chief Financial Officer
Edgewater Technology, Inc.
200 Harvard Mill Square, Suite 210
Wakefield, Massachusetts 01880

> **Re:** **Edgewater Technology, Inc.**
> **Revised Preliminary Consent Revocation Statement on Schedule 14A**
> **Filed November 20, 2015**
> **File No. 000-20971**

Dear Mr. Oakes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2015 letter.

Share Price Appreciation, page 9

1.   Please revise to disclose the range of market capitalizations for each peer group.

Form of Consent Revocation Card

2.   We note that your current card provides a space to specify the name of each person that a shareholder wishes to remove. In your instruction to proposal 2, please clarify that a shareholder can specify that it wishes to remove any persons elected or appointed to the Board on or after October 26, 2015 and prior to the effective date of proposal 2 categorically. Please also revise any related disclosure in your proxy statement.

Timothy R. Oakes
Edgewater Technology, Inc.
November 24, 2015
Page 2

3.   Please revise to indicate that the form of consent revocation card is a preliminary copy. Refer to Rule 14a-6(e)(1).

        Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589, or me at (202) 551-3457 if you have any questions regarding our comments.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel
                                                        Office of Information Technologies
                                                        and Services

cc: James Dougherty, Esq.
        Jones Day